SCIENCE STRATEGIC ACQUISITION CORP. ALPHA

1447 2nd Street

Santa Monica, California 90401

January 22, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F St. Street, NE

Washington, D.C. 20549

Re:	Science Strategic Acquisition Corp. Alpha
Registration Statement on Form S-1
File No. 333-251987

Ladies and Gentleman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Science Strategic Acquisition Corp. Alpha (the “Registrant”) hereby requests acceleration of effectiveness of the registration statement on Form S-1, as amended (File Nos. 333-251987), to 4:00 p.m., Eastern Time, on January 25, 2021 or as soon as practicable thereafter.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Morrison & Foerster LLP, by calling Andrew P. Campbell at (202) 887-1584.

Very truly yours,

Science Strategic Acquisition Corp. Alpha

By:	/s/ Michael Jones
Name:	Michael Jones
Title:	Chief Executive Officer